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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                           Paragon Trade Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69912K107
             ------------------------------------------------------
                                 (CUSIP Number)

                                Robin E. Winslow
                         440 S. LaSalle St.--Suite 1208
                             Chicago, Illinois 60605
                                 (312) 663-7109
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 27, 1999
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

----------------------------                                                                       -------------------------
CUSIP NO.          69912K107                                                                                        PAGE 2
----------------------------                                                                       -------------------------

--------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robin E. Winslow                                               Social Security ####-##-####
--------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)    [x]

                                                                                                                  (b)    [ ]
--------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                       [ ]


--------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY                      37,342
             EACH               -------------------------------------------------------------------------------------------------
           REPORTING            8        SHARED VOTING POWER
            PERSON
             WITH                        548,350
                               -------------------------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                          37,342
                               -------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         548,350
--------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         585,692
--------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%

--------------------------------------------------------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                                                                       -------------------------
CUSIP NO.          69912K107                                                                                        PAGE 3
----------------------------                                                                       -------------------------

--------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Frank E. Williams, Jr.                                         Social Security # ###-##-####
--------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)    [x]

                                                                                                                  (b)    [ ]
--------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF

--------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                       [ ]


--------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    26,000
           OWNED BY           --------------------------------------------------------------------------------------------------
             EACH
           REPORTING            8        SHARED VOTING POWER
            PERSON
             WITH                        0
                              --------------------------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         26,000
                              --------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,000

--------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


--------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0.2 %
--------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON


         IN
--------------------------------------------------------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------------                                                                       -------------------------
CUSIP NO.          69912K107                                                                                        PAGE 4
----------------------------                                                                       -------------------------


--------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Matthew S. Metcalfe                                            Social Security # ###-##-####

--------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)    [x]

                                                                                                                  (b)    [ ]
--------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF 10,000 shares; AF 15,000 shares

--------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                       [ ]


--------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    25,000
           OWNED BY           --------------------------------------------------------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH             --------------------------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         25,000
                              --------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         0

--------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         25,000
--------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


--------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0.2 %
--------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON


         IN
---------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

AS TO ALL REPORTING PERSONS:

Item 1.           Security and Issuer

                  This statement relates to shares of common stock, par value $.01 per share, (the "Shares") of Paragon Trade Brands, Inc., a Delaware corporation (the "Issuer"). The percentages of Common Stock owned by each of the reporting persons and of all of them collectively have been calculated by dividing the number of common shares held by each, by the number of shares of Common Stock issued and outstanding, as shown on the Issuer's most recent Form 10-Q (for the thirteen week period ended June 27, 1999), i.e. 11,949,714.

                  The principal executive offices of the Issuer are located at 180 Technology Parkway, Norcross, Georgia 30092.

                  The aggregate number of shares beneficially owned by the members of the group identified in this filing is 636,692 or 5.3% of the Issuer's outstanding common stock, calculated as described above.

                  The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 4.           Purpose of Transaction

                  The reporting persons have decided to call themselves the "Committee to Enhance the Value of Paragon"(the "Committee") and the Committee's name describes its purpose. The Committee seeks to remove the present Board of Directors and to replace that Board with nominees of its own, that is the respective members of the Committee, Robin E. Winslow, Frank E. Williams, Jr. and Matthew Metcalfe. The Committee plans to solicit proxies to further that end. Once the incumbent Board of Directors has been replaced by the Committee's nominees, the Committee intends immediately to invite up to three persons to be chosen by the Official Creditors Committee of Paragon from its members (other than representatives of Weyerhaeuser, Procter & Gamble or Kimberly-Clark) to join the Board of Paragon. The Committee proposes to take whatever actions are necessary and appropriate to increase the Board and then to appoint such representatives to the Board. The specifics of the Committee's intentions as to the redirection of Paragon's business activities and its position vis-a-vis a Plan of Reorganization will be included in proxy solicitation materials to be furnished to the shareholders in conformance with Federal Securities Laws.

                  The members of the Committee do not plan to acquire additional securities or to dispose of securities presently owned.

                  The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 5 (c)        Transactions in Securities in the Past 60 days

                  On September 22, 1999, Robin E. Winslow and his wife Alison L. Winslow caused the transfer of 25,000 shares, held by them together as joint tenants, to Robin E. Winslow individually. Except for that transaction, no person described in Item 5(a) of the Schedules below had any transaction in the Issuer's securities in the past 60 days.

                  INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO ROBIN E. WINSLOW:

Item 2.            Identity and Background

         (a)      Robin E. Winslow

         (b) His address is c/o Dempsey & Company, 440 S. LaSalle Street, Suite 1208, Chicago, Illinois 60605.

         (c) His principal occupation is that of a Securities Trader employed by Dempsey & Company. The principal business of Dempsey & Company is as a broker-dealer and a member of the Chicago Stock Exchange.

         (d) During the last five years, he has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      He is a United States citizen.

Item 3.             Source and Amount of Funds or Other Consideration.

         The shares were purchased from private funds of the Winslow family and from funds set aside for Mr. Winslow's pension or IRA, and see Exhibit A.

Item 5.           Interest in Securities of the Issuer.

                   Mr. Winslow and his wife, Alison L. Winslow, as joint tenants, own 422,050 shares of common stock. Mr. Winslow is the sole owner of 25,000 shares of common stock. Mr. Winslow is the beneficial owner of 12,278 shares of common stock held in a simplified employee pension plan ("SEPP") and of 64 shares in an IRA. Dempsey & Company owns 126,300 shares of common stock, over which Mr. Winslow has powers of voting and of disposition but is not otherwise the beneficial owner.

AS TO MATTHEW S. METCALFE:

Item 2.             Identity and Background

         (a)      Matthew S. Metcalfe

         (b) His address is c/o Airland Corporation, 63 South Royal Street, Suite 200, Mobile, Alabama 36602 (or P.O. Box 2903, Mobile, Alabama 36652).

         (c) His principal occupation is that of Chairman and President of Airland Corporation, whose principal business is consulting.

         (d) During the last five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      He is a United States citizen.

Item 3.            Source and Amount of Funds or Other Consideration.

                  Mr. Metcalfe purchased his shares from his private funds. Airland Corporation purchased its shares from its funds. Mr. Metcalfe is the 100% owner of Airlands Corporation.

                                                                                  NUMBER AND PRICE OF
    NAME OF SHAREHOLDER                   DATE                                      SHARES ACQUIRED
---------------------------             ---------                               ------------------------
Matthew S. Metcalfe                     May 20, 1999                            10,000 shares at $3.0625
Airland Corporation                     November 25, 1998                        5,000 shares at $2.8687
Airland Corporation                     May 17, 1999                            10,000 shares at $2.1875


Item 5.            Interest in Securities of the Issuer.

                  Mr. Metcalfe owns directly 10,000 shares of common stock and 15,000 shares of common stock through Airland Corporation. Airland Corporation is 100% owned by Mr. Metcalfe, and he has the power to vote and dispose of the shares held by Airland Corporation.

AS TO FRANK E. WILLIAMS, JR.:

Item 2.            Identity and Background

         (a)      Frank E. Williams, Jr.

         (b)      His address is 2789 Hartland Road, Falls Church, Virginia
                  22043.

         (c) His principal occupation is Chairman of the Board of Williams Enterprises of Georgia. The principal business of that company is steel fabrication and construction, and its address is 1285 Hawthorne Ave., P.O. Box 756, Smyrna, GA 30081.

         (d) During the last five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      He is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Williams purchased the shares for his father from his father's funds pursuant to a durable power of attorney.


       ACCOUNT OF EVERETT F. WILLIAMS (FATHER OF FRANK E. WILLIAMS, JR.)
--------------------------------------------------------------------------------

DATE PURCHASED                          NUMBER AND PRICE OF SHARES              TOTAL
--------------                          --------------------------              ------
June 15, 1999                           10,000 at $1.75                         $18,206
June 23, 1999                           10,000 at $1.1875                       $12,356
June 15, 1999                           6,000 at $0.9375                        $5,856

Item 5.           Interests in Securities of the Issuer.

                  Mr. Williams' father, Everett F. Williams, owns 26,000 shares of common stock. Mr. Williams, Jr. has the power to vote and dispose of the shares which are owned by his father.

AS TO ALL MEMBERS OF THE GROUP INCLUDED IN THIS FILING:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Messrs. Robin E. Winslow, Frank E. Williams, Jr. and Matthew
S. Metcalfe (the "Group") constitute a Sub-Committee of the Official Committee of Equity Holders of Paragon. They have agreed that they will act together to seek to remove the incumbent management of the Issuer, Paragon, at its next annual meeting of shareholders scheduled to be held November 29, 1999; that at that meeting Mr. Winslow will make a motion to remove the incumbent Board of Directors (the "Motion") and he will nominate Messrs. Williams and Metcalfe and himself as directors; that the Group will cast their votes in favor of the Motion and for these nominees; and that they will solicit the votes of others to support the Motion and the nominations referred to. If elected, the present members of the Group, as directors of Paragon, propose immediately to offer to take the necessary steps to expand the size of the Board in order to offer directorships in Paragon to up to three members of the Official Creditors Committee of Paragon (not inclusive of representatives of Weyerhaeuser, Proctor & Gamble or Kimberly-Clark on the Creditors Committee). Beyond that, the only arrangements or understandings concerning Paragon or its securities are that each member of the Group is pledged to act so as to enhance the value of Paragon and otherwise to act in furtherance of the best interests of Paragon consistently with their fiduciary duties.

                  Each of Messrs. Winslow, Williams and Metcalfe are also members of the full Official Committee of Equity Holders of Paragon (the "Equity Committee"). The other members of the Equity Committee have been informed of the foregoing arrangements and understandings, but, while they approve of the Sub-Committee's (the Group's) goals, they do not intend to be participants in the solicitation of proxies. Their names are Leon Frenkel (whose address is care of OTA Limited Partnership, 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004), Jerome Simon (whose address is care of Lonestar Partners, L.P., 735 Montgomery Street, Suite 400, San Francisco, California 94111) and Youssef Tishbi (whose address is 30981 Sunderland Drive, Farmington Hills, Michigan 48331). The Equity Committee as a whole has the duty to represent all of the equity holders of the Corporation and to take whatever steps it deems appropriate in the interests of those holders consistent with the rights of the Corporation's creditors.

                  There are no other arrangements or understandings concerning the Corporation or its securities with the aforementioned persons or with any other person, firm or corporation.


Item 7.           Material to be filed as Exhibits.

                  See Exhibit A and B

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 4, 1999

                                 /s/  Robin E. Winslow
                            -------------------------------
                            Robin E. Winslow


Date:   October 4, 1999

                                 /s/   Frank E. Williams, Jr.
                            -----------------------------------
                            Frank E. Williams, Jr.


Date:   October 4, 1999


                                   /s/   Matthew S. Metcalfe
                            ------------------------------------
                            Matthew S. Metcalfe